News Announcement
                                              [BRIGHT STATION LOGO APPEARS HERE]


             BRIGHT STATION PLC ANNOUNCES 2000 Q3 RESULTS FOR THREE
                          MONTHS TO SEPTEMBER 30, 2000

     - Revenues Increase 89% Over Last Year and Rise 23% Over Last Quarter -

London, England - November 7, 2000 - Bright Station plc (LSE: BSN, NASDAQ:BSTN) (www.brightstation.com), the technology company and leading provider of Internet and eCommerce solutions, today announced its third quarter results for the three-month period ending September 30, 2000.

Q3 Financial Highlights:
------------------------

     o   2000 Q3 revenues of $3.5 million, up 23% over Q2 2000 and 89% over Q3
         1999;

     o Pre-tax loss of $6.5 million reflects investment in building underlying businesses;

     o   Closing quarter-end cash of $28.7 million;

     o Part disposal of investment in Teltech Resources following their sale to Sopheon plc, giving rise to a capital gain of $176,000 and Q4 cash proceeds of $4.0 million. The Company still retains a 1.2% shareholding in Sopheon plc;

     o Strategic investments made in Netimperative, Schools for Schools and Youareable.com.

Q3 Operational Highlights:
-------------------------

     o Smartlogik establishes US sales-team and drives revenue with new contract wins;

     o OfficeShopper moves Head Office operations to Chertsey (Southwest London), opens regional distribution center at Heathrow and continues to show strong revenue gains;

     o Sparza, the subsidiary that acquired the Boo.com technology, has been significantly enhanced to allow multiple customers to use its eCommerce hosting capabilities;

     o WebTop recognized as second largest Web search engine and media reviews acknowledge it as a revolutionary product. WebTop generated its first revenue stream from WebCheck product licenses.

Allen Thomas, Chairman Bright Station plc, commented:

"We have continued to make good progress in all areas of our businesses. Senior marketing and sales appointments have been made across all the Divisions. The new business pipeline for all the Bright Station businesses looks considerably stronger than at the start of the year and these early signs of healthy revenue growth mean that we can anticipate continuing progress in the last quarter of 2000."
                                     (more)

Business Review:
----------------

Group revenues grew to $3.5 million for Q3 2000, an increase of 23% over Q2 2000 and 89% over Q3 1999. Bright Station is managed through three operating divisions:

Web Solutions Division (WSD)

WSD is focused on leveraging its proprietary InfoSort (content indexing technology), Muscat (natural language search technology), Smartlogik (the knowledge management suite of solutions) and WebTop/WebCheck (the concept-based web search tool).

Revenues for the third quarter increased by 6% over Q2 2000 to $2.2 million despite business re-organization, new management appointments and the traditional seasonal slowdown.

During the quarter, Smartlogik recruited a direct sales force based on both the East and West Coast of the United States and it also signed several new contracts in the US. These include Mybizworld - a business portal providing aggregated news, research collaboration and commerce to small businesses, and a contract with Thomson's Institute of Scientific Information. ISI has licensed Smartlogik technology as an integral partner in developing management solutions for their large global academic government and corporate customer base. This partnership will provide Smartlogik with revenue sharing opportunities as ISI and Thomson Scientific roll out their expanded product offerings.

The third quarter saw WebTop building its management team and awareness for its product. With both a new Sales Director and a new Marketing Director in place an encouraging pipeline of prospects has been developed. Since the quarter end WebTop has announced the appointment of Andy Mitchell (ex CEO of AltaVista UK and previously MD of doubleclick.com) as the CEO of its operations.

The recent addition of Zones for searching allows users to get segmented results from the Web. Numerous articles about the revolutionary nature of the product have appeared in publications such as "Industry Standard," "PC Week" and "Marketing Communications." Over the last three months, WebTop searches have increased by 40% per week and page impressions are up 30%.

eCommerce Division (ECD)

ECD contains B2B OfficeShopper (business supplies online) and Sparza (B2B eCommerce licensing technologies).

Revenues for the third quarter increased by 71% over Q2 2000 to $1.3 million.

The quarter saw the successful relocation of the OfficeShopper Head Office to Chertsey (Southwest London) and the opening of a Regional Distribution Center close to Heathrow Airport. It also saw the further development of their product, and revenues in the quarter have shown continued growth.

OfficeShopper has first mover advantage for the provision of office supplies to small and medium-sized companies via the Internet. Its new Head Office location has enabled the hiring of high caliber staff and it is believed that the new business structure will further deliver an efficient and scaleable operation.

The Sparza team have recently completed the transformation of the basic Sparza platform into a sophisticated ASP (Application Service Provider) by incorporating the Boo.com technology acquired in Q2. Sparza technology can now provide a hosting solution for both Internet companies that want a low risk, fast track entry into their respective markets, as well as large established retailers who wish to expand their market reach through an outsourced eCommerce platform.
                                     (more)

Bright Station Ventures  (BSV)

BSV was established to leverage off the technology assets and commercial expertise that exists within the BSTN group through investment of cash and technology in new e-business opportunities. This `tech equity' structure allows BSV to accelerate investees' business and product development, as well as drive future revenues to and create further technology synergies with the operating subsidiaries of the Group.

BSV currently manages a portfolio of investments including:

     o   Zawya: The premier Arab world financial portal;

     o   Netimperative: A news site focusing on the Internet;

     o Youreable.com: A vertical portal for the disabled community providing both infomediary and transaction opportunities;

     o Schoolsforschools.com: An e-procurement service allowing schools to purchase supplies at a reduced cost;

     o   EHotel: California based hotel Internet access provider; and,

     o   eFinancial News: Institutional financial publishing business

BSV also provides an essential internal Corporate Finance role to assist in the acquisition and fundraising activities of all the Bright Station operating subsidiaries.

Outlook
-------

The third quarter has seen some impressive progress towards achieving the business objectives of Bright Station. Early contract wins and increased awareness of the operating businesses indicates the potential going forward.

The Company's cash position is sound and each core business is now proactively marketing their products and services. As a result, the new business pipeline for all the Bright Station businesses looks considerably stronger than at the start of the year.

Following these early signs of healthy revenue growth in Q3, the Board anticipates continuing progress in the last quarter of 2000.

For further information please contact:

David Mattey, Chief Financial Officer
Nick Chaloner, Head of Corporate Communications
Bright Station plc                                        020 7930 6900
nickchaloner@brightstation.com

John Olsen/Nick Lockwood
Hogarth Partnership                                       020 7357 9477
nlockwood@hogarthpr.co.uk

David Collins/Robert Rinderman
Jaffoni & Collins                                          212 835 8500
BSTN@jcir.com
                            (financial tables follow)

                               Bright Station plc
                Consolidated Profit And Loss Account (unaudited)
                    For the 3 months ended September 30, 2000

                                                                                           Restated
                                                                   --------------------------------------------------------
                                                                      Continuing         Discontinued
                                                        Total         operations          operations            Total
                                                    -------------- ----------------- --------------------- ----------------
                                                        2000             1999                1999               1999
                                                    -------------- ----------------- --------------------- ----------------
                                                        $'000            $'000               $'000              $'000

 Turnover                                               3,500            1,852              72,406             74,258
 Cost of sales                                         (1,061)            (403)            (23,419)           (23,822)
                                                    -------------- ----------------- --------------------- ----------------
                                                        2,439            1,449              48,987             50,436

 Distribution costs                                      (770)            (451)             (7,629)            (8,080)
 Administrative expenses                               (8,717)          (1,429)            (19,854)           (21,283)
 Amortization of development costs                          -                -              (3,623)            (3,623)
                                                    -------------- ----------------- --------------------- ----------------
 Operating (loss)/profit                               (7,048)            (431)             17,881             17,450

 Exceptional items
             - gain on sale of fixed asset
            investment                                    176                -                   -                  -
             - loss on termination of
            subsidiary                                      -                -              (1,346)            (1,346)
                                                    -------------- ----------------- --------------------- ----------------

 (Loss)/profit on ordinary activities
before interest                                        (6,872)            (431)             16,535             16,104
                                                                   ================= =====================

 Net interest receivable/(payable)                        368                                                  (6,561)

 (Loss)/profit on ordinary activities before
taxation                                               (6,504)                                                  9,543

 Taxation on (loss)/profit on ordinary activities           -                                                    (678)

 (Loss)/profit on ordinary activities after
taxation                                               (6,504)                                                  8,865

 Minority equity interests                                  -                                                       6
                                                                                                           ----------------
 Retained (loss)/profit                                (6,504)                                                  8,871
                                                                                                           ================
 (Loss)/earnings per ADS (cents)                        (15.1)                                                  23.4

 (Loss)/earnings per ADR excluding
exceptional loss (cents)                                (15.1)                                                   27.0

 Shares used in computing earnings per ADS
(thousands)                                            43,153                                                  37,893

The financial results set forth above represent the Company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.478 being the rate of exchange on September 30, 2000, the last trading day of the period.

                               Bright Station plc
                Consolidated Profit And Loss Account (unaudited)
                    For the 9 months ended September 30, 2000

                                                                                                          Restated
                                                                                    ------------------------------------------------
                                       Continuing     Discontinued                    Continuing        Discontinued
                                        operations     operations        Total         operations        operations          Total
                                     --------------- -------------- --------------- ---------------- ------------------- -----------
                                          2000           2000            2000            1999               1999             1999
                                     ----------      ---------      ----------      ----------       -----------         ---------
                                          $'000          $'000           $'000           $'000             $'000             $'000

 Turnover                                 8,549         72,635          81,184          11,203           192,000           203,203
 Cost of sales                           (2,244)       (32,664)        (34,908)         (1,598)          (74,785)          (76,383)
                                     ----------      ---------      ----------      ----------       -----------         ---------

 Gross profit                             6,305         39,971          46,276           9,605           117,215           126,820

 Distribution costs                      (1,874)       (11,252)        (13,126)         (1,203)          (22,949)          (24,152)
 Administrative expenses                (19,283)       (23,336)        (42,619)         (9,167)          (50,335)          (59,502)
 Amortisation of development
costs                                         -         (5,404)         (5,404)              -            (9,786)           (9,786)
                                     ----------      ---------      ----------      ----------       -----------         ---------

Operating (loss)/profit                 (14,852)           (21)        (14,873)           (765)           34,145            33,380

 Exceptional items
         - gain on sale of fixed
        asset investment                    176              -             176               -                 -
                                                                                                                                 -
         - loss on disposal of
        ISD                                   -       (148,437)       (148,437)              -                 -                 -
         - loss on termination
        of subsidiary                         -              -               -               -            (1,346)          (1,346)
                                     ----------      ---------      ----------      ----------       -----------         ---------
 (Loss)/profit on ordinary
activities before interest              (14,676)      (148,458)       (163,134)           (765)           32,799            32,034
                                     ==========      =========                      ==========       ===========

 Net interest payable                                                   (8,936)                                            (19,981)
                                                                    ----------                                           ---------
 (Loss)/profit on ordinary activities before taxation                 (172,070)                                             12,053

 Taxation on (loss)/profit on ordinary activities                         (401)                                             (1,700)
                                                                    ----------                                           ---------
 (Loss)/profit on ordinary activities after taxation                  (172,471)                                             10,353

 Minority equity interests                                                 (55)                                                 13
                                                                     ---------                                            --------
 Retained (loss)/profit                                               (172,526)                                             10,366
                                                                    ==========                                           =========
 (Loss)/earnings per ADS (cents)                                        (419.4)                                               27.3
                                                                    ----------                                           ---------
 (Loss)/earnings per ADS excluding exceptional loss (cents)              (59.0)                                               30.9
                                                                    ----------                                           ---------
 Shares used in computing earnings per ADS (thousands)                  41,136                                              37,903

The financial results set forth above represent the Company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.478 being the rate of exchange on September 30, 2000, the last trading day of the period.

                               Bright Station plc
                     Consolidated Balance Sheet (unaudited)
                            as at September 30, 2000

                                                                      Restated            Restated
                                                               ------------------------------------
                                                  September           September            December
                                                     30                  30                  31
                                                    2000                1999                1999
                                                   $'000               $'000               $'000
 FIXED ASSETS
 Intangible assets                                    480              38,752              38,064
 Goodwill                                           9,758              10,831              14,492
 Tangible assets                                    3,249              23,117              21,192
 Investments                                        1,746              19,121              14,241
                                        -----------------   -----------------   -----------------
                                                   15,233              91,821              87,989
                                        -----------------   -----------------   -----------------
 CURRENT ASSETS
 Stocks                                                 -                 136                  89
 Debtors                                           10,618              68,232              54,228
 Cash at bank and in hand                          28,725              10,572              15,550
                                        -----------------   -----------------   -----------------
                                                   39,343              78,940              69,867
 CREDITORS (amounts falling
 due within one year)                              (8,507)            (89,027)           (105,786)
                                        -----------------   -----------------   -----------------

 NET CURRENT LIABILITIES                           30,836             (10,087)            (35,919)
                                        -----------------   -----------------   -----------------

 TOTAL ASSETS LESS CURRENT LIABILITIES             46,069              81,734              52,070

 CREDITORS (amounts falling due
 after more than one year)                              -            (210,832)           (203,033)

 Provisions for liabilities and charges            (1,258)             (3,837)             (2,114)
                                        -----------------   -----------------   -----------------
                                                   44,811            (132,935)           (153,077)
                                        -----------------   -----------------   -----------------
 CAPITAL AND RESERVES
 Called up share capital                            2,551               2,244               2,289
 Share premium account                            272,036             225,238             229,015
 Shares to be issued                                  198               1,429               1,429
 Profit and loss account                         (229,974)           (362,711)           (386,613)
                                        -----------------   -----------------   -----------------
 Ordinary shareholders' funds                      44,811            (133,800)           (153,880)

 Minority interest                                    -                   865                 803
                                        -----------------   -----------------   -----------------
 Total shareholders' funds                         44,811            (132,935)           (153,077)
                                        -----------------   -----------------   -----------------

The financial results set forth above represent the Company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.478 being the rate of exchange on September 30, 2000, the last trading day of the period.

                               Bright Station plc
                        Consolidated Cash Flow Statement
              for the 9 Months Ended September 30, 2000 (unaudited)

                                                                         3 months        9 months     Restated 9 months
                                                                       -------------   -------------  ------------------
                                                                            2000            2000              1999
                                                                           $'000           $'000             $'000
 NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES                      (6,955)         (11,530)           32,702
                                                                    ------------    -------------   ---------------
 RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
 Interest received                                                           174              757               235
 Interest paid on bank loans and overdrafts                                   (9)         (11,763)          (15,990)
 Interest paid on finance leases                                               -              (38)               (7)
                                                                    ------------    -------------   ---------------
                                                                             165          (11,044)          (15,762)
                                                                    ------------    -------------   ---------------
 TAXATION PAID                                                                 -             (367)             (789)
                                                                    ------------    -------------   ---------------
 CAPITAL EXPENDITURE
 Payments to acquire intangible assets                                       (98)          (4,394)          (14,309)
 Payments to acquire tangible fixed assets                                   (44)          (2,991)           (5,099)
 Purchase of investments                                                    (879)          (1,027)                -
 Receipts from sales of tangible fixed assets                                  -                -               129
                                                                    ------------    -------------   ---------------
                                                                        (1,021)            (8,412)          (19,279)
                                                                    ------------    -------------   ---------------
 ACQUISITIONS AND DISPOSALS
 Purchase of share in joint venture                                            -                -            (1,825)
 Proceeds from sale of investments                                             -                -             1,144
 Payment to acquire minority interest in subsidiary undertaking                -                -              (634)
 Expenses in connection with purchase of subsidiary undertaking                -                -              (729)
 Cash transferred with sale of ISD                                             -           (7,114)                -
 Payment of deferred consideration                                             -           (1,864)                -
 Expenses in connection with sale of ISD                                    (350)          (6,905)                -
 Proceeds from sale of ISD                                                 6,938           74,131                 -
                                                                    ------------    -------------   ---------------
                                                                           6,588          258,248            (2,044)
                                                                    ------------    -------------   ---------------
 CASH (OUTFLOW)/ INFLOW BEFORE THE USE OF
 LIQUID RESOURCES AND FINANCING                                           (1,223)         226,895            (5,172)
                                                                    ------------    -------------   ---------------
 FINANCING
 Net proceeds on issue of Ordinary share capital                              98           41,826                 -
 Debt due within one year
 - Increase in borrowings                                                      -                -            38,756
 - Repayment of loans                                                   (254,988)         (29,341)
 Repayment of capital element of finance leases                                -             (949)             (479)
                                                                    ------------    -------------   ---------------
                                                                             98          (214,111)            8,936
                                                                    ------------    -------------   ---------------
 INCREASE IN CASH                                                         (1,125)          12,784             3,764
                                                                    ------------   -------------   -----------------
 RECONCILIATION OF NET CASH FLOW TO MOVEMENT
 IN NET FUNDS/(DEBT)
 Increase in cash in the period                                           (1,125)          12,784             3,764
 Cash used to decrease lease financing                                         -              949               479
 Cash acquired from issue of debt (net of expenses)                            -                -           (38,756)
 Cash used to repay loans                                                      -          254,988            29,341
                                                                    ------------    -------------   ---------------
 Change in net funds/(debt) from cash flows                               (1,125)         268,721            (5,172)
 Other non-cash changes                                                        -           (9,053)           (1,330)
 New finance leases                                                            -                -            (3,070)
 Finance lease obligations transferred to ISD                                  -            8,460                 -
 Effect of foreign exchange rate changes                                     102           (7,389)          (12,854)
                                                                    ------------    -------------   ---------------
 Movement in net funds/(debt) in period                                   (1,023)         260,739           (22,426)
 Net debt at beginning of period                                          29,748         (232,014)         (213,123)
                                                                    ------------    -------------   ---------------
 Net funds/(debt) at end of period                                        28,725           28,725          (235,549)
                                                                    ------------    -------------   ---------------

The financial results set forth above represent the Company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.478 being the rate of exchange on September 30, 2000, the last trading day of the period.

                               Bright Station plc
                              Analysis of Revenues
              for the 9 Months Ended September 30, 2000 (unaudited)

                                                                                           Restated
                                      -----------------------------------------  -----------------------------------------
                                                             2000                            1999
                                      -----------------------------------------  -----------------------------------------
                                          Qtr 1      Qtr 2     Qtr 3     Total       Qtr 1     Qtr 2       Qtr 3     Total
                                          $'000      $'000     $'000     $'000       $'000     $'000       $'000     $'000
ISD - discontinued operations            56,701     15,934         -    72,635      61,242    58,352      72,406   192,000
WSD - continuing operations               1,630      2,088     2,207     5,925       1,391     7,033 (1)   1,534     9,958
ECD - continuing operations                 573        758     1,293     2,624         451       476         318     1,245

Total revenues                           58,904     18,780     3,500    81,184      63,084    65,861      74,258   203,203
                                      ====================================================================================

(1) Includes $5.9 million in respect of license fee from Fujitsu


The financial results set forth above represent the Company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.478 being the rate of exchange on September 30, 2000, the last trading day of the period.

These results are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year ended 31 December 1999 have been audited by the Company's auditors, PricewaterhouseCoopers, and delivered to the Registrar of Companies. The audit report was not qualified and neither did it contain any statements under Section 237 (2) or (3) of the Companies Act 1985. With the exception of the change in accounting policy for capitalised development costs and the restatement of software licencing revenues (see interim statement), the unaudited results for the nine months ended 30 September 2000 have been prepared in accordance with the accounting policies stated in the 1999 Annual Report and Accounts.

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